Framework Cooperation Arrangement

between

the European Banking Authority ('EBA')

and

the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the U.S. Securities and Exchange Commission, and the New York State Department of Financial Services

(collectively, 'U.S. Authorities,' and, together with the EBA, 'the Parties')

(1)   The global financial markets involve financial institutions and groups that operate across borders, with many institutions operating both within two or more Member States of the European Union (the 'EU') and in the United States of America (the 'U.S.').

(2)   Under the domestic legal frameworks of the Parties' respective jurisdictions, supervisory and resolution authorities possess various crisis management tools and powers that can be employed to address circumstances in which a financial institution or group encounters serious financial difficulties.

(3)   In order to ensure the effectiveness of crisis management actions in relation to internationally active financial institutions or groups, work is underway—including under the auspices of the G20 through the work of the Financial Stability Board ('FSB')—to ensure that supervisory and resolution authorities have the capacity to share information and cooperate in the cross-border application of crisis management tools and powers.

(4)   Recent developments within the EU make it timely and appropriate to set out a high-level framework for cooperation that is consistent with internationally agreed principles.

(5)   With a view to promoting the uniform development of cross-border crisis management information sharing and cooperation arrangements, Directive 2014/59/EU on Bank

Recovery and Resolution ('BRRD')[1] empowers the EBA to conclude framework cooperation arrangements with non-EU supervisory and resolution authorities of jurisdictions where internationally active financial institutions or groups carry out part of their activities. The BRRD also requires all the EU national supervisory and resolution authorities and, with respect to those Member States participating in the Banking Union the European Central Bank, in its supervisory capacity, and the Single Resolution Board ('EU Authorities') to conclude non-binding cooperation arrangements in line with a framework cooperation arrangement, such as this Framework Cooperation Arrangement ('Framework'). In light of this power, the EBA has entered into this Framework with the U.S. Authorities.

(6)   A list of all the EU Authorities is included in an Annex to this Framework.

(7)   The U.S. Authorities have, pursuant to their respective mandates, entered into numerous cooperation arrangements with supervisory and resolution authorities worldwide, including EU Authorities. Such agreements are consistent with internationally agreed principles for cooperation.

(8)   Against this background, the Parties are entering into this Framework to serve as guidance for future cooperation arrangements between any of the EU Authorities and any of the U.S. Authorities.

1. Objective and scope of this Framework

This Framework describes principles for future cooperation arrangements between any EU Authority and any U.S. Authority (collectively, 'Participating Authorities') in order to support cross-border crisis management information sharing and cooperation including, but not limited to, memoranda of understanding, statements of cooperation, and cooperation agreements ('Cooperation Arrangements').

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[1] Directive 2014/59/EU of the European Parliament and of the Council of 15 May 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms; OJ L 173 of 12 June 2014, p. 190.

2. Principles for future Cooperation Arrangements

a) Purpose of Cooperation Arrangements

2.1.   Cooperation Arrangements should provide the purpose for cooperation and interaction among Participating Authorities on a regular basis, including the sharing of information, both during business-as-usual periods and in times of crisis.

b) Scope of Cooperation Arrangements

2.2.   Cooperation Arrangements may cover all the institutions for which Participating Authorities are responsible, a defined group of institutions, or a specific institution. Cooperation Arrangements which cover a specific institution and which are entered into for purposes of facilitating the Crisis Management Group ('CMG') for such institution should be guided by the FSB's Key Attributes of Effective Resolution Regimes for Financial Institutions ('Key Attributes') (including Key Attribute 9 on institution-specific cross-border cooperation agreements and Annex I on the essential elements of institution-specific cross-border cooperation agreements).

2.3.   Cooperation Arrangements may cover one or more areas of cooperation described in this Framework as considered necessary and appropriate by Participating Authorities to support effective cross-border crisis management information sharing and cooperation, having regard, among other things, to Participating Authorities' scope of competence and powers, the nature and importance of the entities covered and the relevance of each concerned Participating Authority's involvement in the crisis management planning or actions.

2.4.   Cooperation Arrangements may address the principles set forth in this Framework by cross-reference to the applicable provisions of the Key Attributes, this Framework, or other appropriate source.

c) General provisions

2.5 Cooperation Arrangements may provide that they are legally non-binding; that they do not create enforceable rights, obligations, or liabilities; or constitute waivers of immunity or privilege.

2.6 Cooperation Arrangements may provide for their review and amendment from time to time by mutual consent, and may specify that they do not modify or supersede prior similar arrangements, such as memoranda of understanding, statements of cooperation, cooperation agreements, and technical assistance agreements.

d) Resolution planning

2.7 Cooperation Arrangements may describe the general nature of resolution plans to be developed and shared within the applicable venue (which may include, for example, a CMG).

2.8 Cooperation Arrangements may set forth Participating Authorities' understanding of how they may share information and cooperate in order to develop and maintain resolution plans for the institutions covered by such arrangements.

e) Resolvability assessment

2.9 Cooperation Arrangements may allow for the exchange of information appropriate to conduct institution-specific resolvability assessments.

f) Early intervention and remediation

2.10 Cooperation Arrangements may provide for the exchange of information and potential ways of cooperation in relation to the Participating Authorities' early intervention or remediation powers.

g) Crisis management

2.11 Cooperation Arrangements may describe applicable crisis management processes, such as those guiding CMGs or resolution colleges and the nature of the Participating Authorities' expected cooperation in those contexts.

2.12 Cooperation Arrangements may describe the manner in which Participating Authorities may cooperate and share information with regard to resolution tools and powers that may be applied in the failure of, likely failure of, or implementation of the resolution plan in relation to internationally active financial institutions or groups.

2.13 Cooperation Arrangements may allow for and facilitate the coordination of public communication related to crisis management actions by Participating Authorities.

2.14 Depending on the circumstances and the particular needs of Participating Authorities, cross-border crisis management information sharing and cooperation may take place on a bilateral basis and/or in the context of any applicable venue (such as, for example, a CMG).

h) <u>Sharing of confidential information</u>

2.15 Cooperation Arrangements may provide for the sharing of confidential information. When this is the case and in order to ensure the proper handling and protection of confidential information, Cooperation Arrangements should establish reciprocal undertakings that:

   2.15.1 address the sharing and protection of confidential information under conditions that are satisfactory to each Participating Authority;

   2.15.2 ensure the confidentiality provisions of the Cooperation Arrangement will continue to apply to all confidential information in the possession of each Participating Authority, even if that Participating Authority ceases to be a party to the Cooperation Arrangement or the Cooperation Arrangement is terminated for whatever reason.

3. General Provisions for this Framework

3.1. This Framework is not legally binding and does not create rights, obligations or liabilities enforceable by the Parties or any third party. This is without prejudice to the obligation of EU Authorities, when entering into Cooperation Arrangements, to conclude them in line with this Framework. By entering into this Framework, none of the Parties waives any immunity nor submits to the jurisdiction of any court.

3.2. The Parties acknowledge that this Framework does not affect the powers and functions conferred upon them by their respective jurisdictions. The terms of this Framework should be understood and interpreted within the scope of each Participating Authority's respective mandate, powers, roles, responsibilities, and operational frameworks. This Framework does not modify or supersede any laws, regulations, or requirements.

3.3.   This Framework does not modify or supersede any existing cooperative or information sharing arrangement (e.g. memoranda of understanding, statements of cooperation, cooperation agreements, or technical assistance agreements) to which any of the Participating Authorities is a party and does not create any obligation for such Participating Authorities to conclude, amend or replace any such arrangement.

3.4.   This Framework does not create any obligation to conclude Cooperation Arrangements.

3.5.   The Parties may review this Framework from time to time and may amend it by mutual consent.

3.6.   Any Party may unilaterally withdraw from this Framework by giving notice to the other Parties. Notwithstanding any such withdrawal, this Framework will continue among the other Parties, to the extent practicable. The withdrawal of any Party from this Framework does not affect any Cooperation Arrangement entered into on the basis of this Framework.

3.7.   This Framework may be made publicly available in full or in part by any of the Parties at any time and in any manner.

4.   Entry into Operation

This Framework is signed by the representatives of each Party, and will come into operation with respect to such Party, as of the date written below such Party's signature block.

[Signatures on following pages]

Framework Cooperation Arrangement

European Banking Authority

Andrea Enria
_____

Name: Andrea Enria

Title: Chairperson of the European Banking Authority

Date: 26 Sept. 2017

(Signature Page)

Board of Governors of the Federal Reserve System

Name: Michael Gibson

Title: Director, Division of Supervision and Regulation

Date: September 22, 2017

(Signature Page)



Federal Deposit Insurance Corporation

Martin J. Gruenberg

Name: Martin J. Gruenberg

Title: Chairman

Date: September 26, 2017

(Signature Page)

New York State Department of Financial Services



Name: Maria T. Vullo

Title: Superintendent

Date: 9/26/2017

Office of the Comptroller of the Currency

Morris R. Morgan

Name: Morris R. Morgan

Title: Senior Deputy Comptroller, Large Bank Supervision

Date: September 18, 2017

(Signature Page)

Securities and Exchange Commission



Name: Jay Clayton

Title: Chairman

Date: September 27, 2017

(Signature Page)

Annex

List of EU Authorities (National and Eurozone Supervisory and Resolution Authorities)[2]

	Resolution authority	Competent authority
Austria	Finanzmarktaufsicht (Financial Market Authority)	Finanzmarktaufsicht (Financial Market Authority)
Belgium	National Bank of Belgium	National Bank of Belgium
Bulgaria	Българска народна банка (Bulgarian National Bank); Комисията за финансов надзор (Financial Regulation Commission)	Българска народна банка (Bulgarian National Bank)
Croatia	Hrvatska Narodna Banka (Croatian National Bank); Hrvatska Agencija za Nadzor Financijskih Usluga (Croatian Financial Services Supervisory Agency); Državna Agencija za Osiguranje Štednih Uloga i Sanaciju Banaka (State Agency for Deposit Insurance and Bank Resolution)	Hrvatska Narodna Banka (Croatian National Bank)
Cyprus	Κεντρική Τράπεζα της Κύπρου (Central Bank of Cyprus)	Κεντρική Τράπεζα της Κύπρου (Central Bank of Cyprus)
Czech Republic	Ceska Narodni Banka (Czech National Bank)	Ceska Narodni Banka (Czech National Bank)
Denmark	Finanstilsynet (Financial Supervisory Authority); Finansiel Stabilitet (Financial Stability Company)	Finanstilsynet (Financial Supervisiory Authority)
Estonia	Finantsinspektsioon (Financial Supervision Authority)	Finantsinspektsioon (Financial Supervision Authority)
Spain	Banco de España (Bank of Spain); Fondo de Resolución Ordenada Bancaria (Fund for Orderly Bank Restructuring); Comision Nacional de Mercado de Valores (National Securities Market Commission)	Banco de España (Bank of Spain)
Finland	Rahoitusvakausvirasto (Finnish Financial Stability Authority)	Finanssivalvonta (Finnish Financial Supervisory Authority)
France	Autorité de Contrôle Prudentiel et de Résolution (Prudential Supervisory & Resolution Authority)	Autorité de Contrôle Prudentiel et de Résolution (Prudential Supervisory & Resolution Authority)
Germany	Bundesanstalt für Finanzmarktstabilisierung (Federal Agency for Financial Market Stabilisation)	Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Financial Supervisory Authority)
Greece	Τράπεζα της Ελλάδος (Bank of Greece); Επιτροπή Κεφαλαιαγοράς (Hellenic Capital Market Commission)	Τράπεζα της Ελλάδος (Bank of Greece)
Hungary	Magyar Nemzeti Bank (Central Bank of Hungary)	Magyar Nemzeti Bank (Central Bank of Hungary)
Ireland	Central Bank of Ireland	Central Bank of Ireland
Italy	Banca d'Italia (Bank of Italy)	Banca d'Italia (Bank of Italy)
Latvia	Finanšu un Kapitāla Tirgus Komisija (Financial and Capital Market Commission)	Finanšu un Kapitāla Tirgus Komisija (Financial and Capital Market Commission)
Lithuania	Lietuvos Bankas (Bank of Lithuania)	Lietuvos Bankas (Bank of Lithuania)
Luxembourg	Commission de Surveillance du Secteur Financier (Commission for the Supervision of Financial Sector)	Commission de Surveillance du Secteur Financier (Commission for the Supervision of Financial Sector)
Malta	Malta Financial Services Authority	Malta Financial Services Authority
Netherlands	De Nederlandsche Bank (National Bank of Netherlands)	De Nederlandsche Bank (National Bank of Netherlands)
Poland	Bankowy Fundusz Gwarancyjny (Bank Guarantee Fund)	Komisja Nadzoru Finansowego (Polish Financial Supervision Authority)
Portugal	Banco de Portugal (Bank of Portugal)	Banco de Portugal (Bank of Portugal)
Romania	Banca Naţională a României (National Bank of Romania)	Banca Naţională a României (National Bank of Romania)
Sweden	Riksgälden (National Debt Office)	Finansinspektionen (Financial Supervisory Authority)
Slovenia	Banka Slovenije (Bank of Slovenia)	Banka Slovenije (Bank of Slovenia)
Slovakia	Narodna Banka Slovenska (National Bank of Slovakia)	Narodna Banka Slovenska (National Bank of Slovakia)
United Kingdom	Bank of England	Prudential Regulation Authority (Bank of England)
Banking Union	Single Resolution Board	European Central Bank – Single Supervisory Mechanism

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[2] List valid as of the date of entry into operation.